[Kandi Technologies Group, Inc. Letterhead]

December 2, 2013

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attn: Lyn Shenk Branch Chief

Re:	Kandi Technologies Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012 Filed April 1, 2013
Form 10-Q for Quarter Period Ended June 30, 2013 Filed August 14, 2013
File No. 001-33997

Dear Ms. Shenk:

Kandi Technologies Group, Inc. (“Kandi” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated November 12, 2013, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your Comment Letter followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1. Business, page 1

Comment 1.	Based on the market value of your public float as of the last business day of your most recently completed second fiscal quarter ended June 30, 2013, it appears you may no longer meet the eligibility requirements as a smaller reporting company beginning with your Form 10-K for the year ended December 31, 2013.

Response:

As of June 28, 2013, Kandi's public float exceeded $75 million, and, therefore, it will not be able to use the scaled down reporting obligations afforded to smaller reporting companies starting with its Form 10-Q for fiscal quarter ending March 31, 2014. However, the Company is still eligible to report as a smaller reporting company, and use the scaled down reporting obligations, in its to be filed Form 10-K for fiscal year ending December 31, 2013 and intends to do so.

Comment 1 Cont.	In this regard:

We note from your balance sheets that you make advances to suppliers and that such advances have increased materially from December 31, 2012 to June 30, 2013. Pursuant to Item 101(c)(vi) of Regulation S-K, please disclose the practices of you and your industry relating to working capital items (e.g., where you have provided advances to suppliers and the reasons for such advances, where you provide rights to return merchandise, or where you have provided extended payment terms to customers). Please provide us with a copy of your intended disclosure.

United States Securities and Exchange Commission
December 2, 2013

Response:

Consistent with common industry practices, the Company provides cash advances (primarily in the form of a deposit or prepayment) to certain suppliers of raw materials, equipment and parts. The Company adopted this practice, in part, to secure the supply of raw materials and parts, in a quantity sufficient to meet estimated consumer demand. The Company performs an evaluation of credit worthiness on an individual contract basis to assess related risk. As part of this evaluation, The Company's management considers many factors about the individual supplier, including the Company’s prior history with the supplier and industry-specific knowledge.

Comment 1 Cont.	Pursuant to Item 101(c)(vii) of Regulation S-K, please disclose the dependence of your business or reportable segments upon a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on your business or reportable segments. The name of any customer and its relationship, if any, with the registrant or its subsidiaries shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant's consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. The names of other customers may be included, unless in the particular case the effect of including the names would be misleading. Please note that a group of customers under common control or customers that are affiliates of each other shall be regarded as a single customer. Please provide us with a copy of your intended disclosure.

Response:

Consistent with its reporting obligations as an "accelerated filer," starting with its quarterly report on Form 10-Q, for fiscal quarter ending March 31, 2014, the Company will disclose the name and its relationship to those customers that account for 10% or more of the Company's consolidated revenues. The Company does not currently identify the names of customers, only concentration amounts, because it is confidential business information to the Company and we also do not believe that such identification is material to an understanding of the Company.

Due to the concentration of our sales with relatively few customers, the loss of one or more of these customers, or our inability to collect outstanding receivables, may have a material adverse effect on our business, financial condition, results of operations, and liquidity.

Business Overview, page 2

Off-Road Vehicles, page 2

Comment 2.	Please tell us and disclose what “meet-market-demands products” represent.

United States Securities and Exchange Commission
December 2, 2013

Response:

The term “meet-market-demands products” reflects a central component of our overall business strategy, which is to realize production and development efficiencies by meeting market demand. Based on intensive market research and consumer demand trends, the Company not only adjusts production levels of its current product line of vehicles, but also strategically develops and manufactures new products in an effort to meet market demands and serve the public better. One example of how the Company has implemented this strategy is the Hangzhou EV Leasing Program. We implemented a battery exchange EV model for this program and started developing EVs without a battery, because the batteries used in these EVs are provided by the PRC State Grid. When Hangzhou Public EV Sharing Program started requiring chargeable and exchangeable battery EVs, we developed EVs with a chargeable and exchangeable battery. A second example is our go-kart products. We manufacture both high-end, more expensive go-kart products and less expensive go-kart products to meet the various needs and monetary resources of our diverse customer base.

Super-Mini-Car EVs, page 2

Comment 3.	Please tell us and disclose the certain beneficial local government’s policies that encourage the development of EVs.

Response:

To encourage consumers to purchase electric vehicles, Zhejiang Provincial Government and the Jinhua Municipal Government provide subsidies to consumers who purchase electric vehicles, including our EVs. The initial subsidies expired at the end of fiscal year 2012; however, in September 2013, the Chinese central government released a new subsidy policy, which can be found at the website of Ministry of Finance of China at: http://js.mof.gov.cn/zhengwuxinxi/tongzhigonggao/201309/t20130916_989833.html , and, in October 2013, the Jinhua local municipal government also released a new subsidy policy.

Details of the new subsidy policies recently issued by the Jinhua local municipal government are as follows:

Subsidy standard and list for Jinhua New Energy Vehicle Demonstration and Promotion for Use Project

Model	manufacturer	Vehicle model	Market price	subsidy
			Ten thousand (RMB)	Ten thousand (RMB)
				Naked car	batteries
Charging model	Kandi Vehicles	KD5010	4.9 (with batteries)	2.8
Exchanging batteries model	Kandi vehicles	KD5010	4.3 (without batteries)	2.8

Refitted Car, page 4

Comment 4.	Please tell us and disclose what constitutes a refitted car.

United States Securities and Exchange Commission
December 2, 2013

Response:

"Refitted Car" is a term used by the Company to describe a line of business, where the Company modifies (refits) vehicles manufactured by unrelated, other companies to meet the special requirements of our customers. For example, the Company may make exterior changes, refit AMWS, or install nonstandard features, including, but not limited to, a rearview camera, TPMS, drive recorder, anti-theft device, reversing radar and DVD player.

Management’s Discussion and Analysis, page 21

Critical Accounting Policies and Estimates, page 21

Comment 5.	It appears that a discussion of the policies and estimates in regards to warranties may be appropriate. In this regard, discuss your determination of the necessity for warranties on your products. Please revise to add such a discussion.

Response:

We do not believe that such a discussion is necessary, because any consumer warranties relating to our products are assumed by the Company's distributors. In exchange, we provide them certain additional auto parts as consideration. Our distributors have full and sole responsibility for all customer related warranties.

Comment 6.	You disclose that the longest credit term granted, in connection with certain select customers, is 120 days. Based on this disclosure, it is not clear what your typical credit term is. You disclose on page 29 that revenues were $26.3 million for the fourth quarter of 2012, or $7.3 million less than outstanding gross accounts receivable of $33.6 million as of December 31, 2012. Therefore, it appears that a significant portion of your receivables relate to sales made prior to the fourth quarter of 2012. However, we note that you have no allowance for doubtful accounts as of December 31, 2012. Given the apparent large balance of receivables from sales made at least 90 days prior to year end, please tell us how you determined that no allowance for doubtful accounts was required at December 31, 2012. Also, tell us the actual amounts of balances outstanding that were subsequently collected within 3, 6, and 9 months of the balance sheet date.

Response:

Our typical credit terms for ordinary customers are 90 to 120 days. With respect to retail customers, our policy is to receive payment first and then deliver the goods and recognize revenue upon delivery.

$7.3 million of our reported revenues related to sales made prior to the 4th quarter of 2012, which were comprised of 120-day credit term receivables. Since all of the receivables were within a standard, predicted collecting period, the Company determined that no allowance for doubtful accounts was necessary as of December 31, 2012. The entire $7.3 million was received by the Company prior to the expiration of the credit term.

United States Securities and Exchange Commission
December 2, 2013

The Company's policy is to record an allowance for doubtful accounts in a period when a loss is probable based on management's assessment of certain evidence, which indicates a troubled collection, such as historical experience, accounts aging, ongoing business relation and other factors. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, the are recognized in our consolidated statement of operations, specifically within operating expenses.

Account receivables
Period	Beginning balance	Increased receivables for this period	Goods payment received for this period	Ending balance
1st quarter of 2013	211,952,741 (about 34M US)	103,096,493 (about 16M US)	75,182,240 (about 12M US)	239,866,994 (about 38M US)
2nd quarter of 2013	239,866,994 (about 38M US)	87,951,133 (about 14M US)	172,557,273 (about 27M US)	155,260,854 (about 25M US)
3rd quarter of 2013	155,260,854 (about 25M US)	122,860,660 (about 20M US)	169,850,600 (about 27M US)	108,270,914 (about 18M US)

Results of Operations, page 24 Revenues, page 25 Super-Mini-Cars EVs, page 25

Comment 7.	Please describe for us the change that resulted from your adoption of the sales mode of charging or exchanging batteries and starting selling electric vehicles (“EV”s) without batteries. Please explain if you sell the EV batteries separately and, if so, the amount of revenue recognized from battery sales or rentals.

Response:

The Company uses two models: (i) the batteries exchanging model and (ii) the batteries charging and exchanging model. When we utilize the batteries exchanging model, we offer and sell EVs without batteries (naked car sales). Under this model, batteries are not sold separately. The batteries used in our battery exchanging model EVs are supplied by various operating companies, including the State Grid. When we utilize the batteries charging and exchanging model, we offer and sell EVs with batteries (whole car sales). These two business models account for a significant difference in our revenue recognition; however, due to the fact that even installed batteries are purchased from third-party battery manufacturers, the difference between the two models does not have a material impact on our gross profit. Other than the naked car sales and the whole car sales mentioned above, we don't sell EV batteries separately.

Cost of Goods Sold, page 26

Comment 8.	Please provide a more detailed analysis and discussion of the reason for changes in cost of goods sold. For example, discuss changes in cost of materials, cost of labor and cost of overhead. Please revise accordingly and provide us with an example of your intended revised disclosure.

United States Securities and Exchange Commission
December 2, 2013

Response:

We have completed a preliminary analysis as to the primary reasons for the 66.7% increase in our cost of goods sold for fiscal year ended December 31, 2012, in comparison to fiscal year ended December 31, 2011. Our preliminary analysis has determined that such increase is the result of a number of complicated factors and that further analysis is required to provide an accurate and substantive explanation. We will continue review and analyze these issues, and, in future filings, we will provided a detailed explanation.

Gross Profit, page 27

Comment 9.	Please tell us and disclose what constitutes the many links in the EV sales chain and how these many links affect the gross margin for EV products.

Response:

In order to obtain all available China state and local subsidies applicable to our EVs, we cooperate with local dealers or manufacturers, who may need to sell our EVs to certain local enterprises that qualify for local subsidies, instead of selling our EVs to local customers directly. The use of intermediary, local dealers or manufacturers adds additional links to the distribution chain, which increases our costs and reduces our gross profit margin. For each additional distribution channel added, our gross profit margin is reduced by approximately 2%-3%.

Comment 10.	Please tell us what the relatively simple processing technique is for refitted cars.

Response:

Please see our response to Question 4 above.

Research and Development, page 27

Comment 11.	We note your disclosure that you strengthened your research and development for EVs equipped with lithium batteries in order to seek the leading position in the new EV market. Please reconcile this disclosure with the disclosure on page 24 that states that you have started selling EVs without batteries.

Response:

Both statements are correct: (i) we strengthened our research and development for EVs equipped with lithium batteries in 2012, and (ii) we have starting selling EVs without batteries in 2012. In an effort to strengthen its position in the EV market, and be recognized as a market leader, we enhanced our research and development of the EVs equipped with lithium batteries. In the past, we focused on research and development of the EVs equipped with lead-acid batteries. Even though the Company recently implemented the batteries exchanging model (selling EVs without batteries), the Company's primary focus, particularly with respect to research and development, is the full/whole car model (equipped with batteries). For a number of our lines of business, such as urban mini public sharing transportation EV, we sell fully equipped cars.

United States Securities and Exchange Commission
December 2, 2013

Other Income, Net, page 28

Comment 12.	Please explain in greater detail the facts and circumstances that generated the write off of other payables, which had not been claimed for more than 3 years. In your response, tell us the amount of other payables written off for each period presented in your filing.

Response:

The written off payables in 2012 was as follows:

1.The welfare given up by resigned staff for more than 3 years was approximately $11,000.

2. The written off payables that had not been claimed for more than 3 years was approximately $198,000. The Company checked and confirmed the amount with the accounting departments of the payable companies and if there was any difference, such difference was moved to the other payables category. If after three years, both parties had no disagreement on the amount previously confirmed, then such amount was written off.

Total : $209,000

Consolidated Statements of Cash Flows, page F-7

Comment 13.	You report a $10.1 million cash inflow and a $9.8 million cash outflow in cash flows from investing activities for the years ended December 31, 2012 and 2011, respectively, captioned “change of construction in progress.” You also report as supplemental disclosure of non-cash transactions on page F-8, a $10.1 million and $0 transfer from construction in progress to plant and equipment. Please clarify for us whether the $10.1 million and $9.8 million amounts listed as change in construction in progress are actual cash inflows and outflows in their respective reporting periods. If so, please describe the nature of these cash flows. If not, please make necessary corrections to your cash flow statement and advise us of such intended corrections.

Response:

In 2011, the Company invested RMB 63,695,376 (approximately $9.8 million, at 2011’s exchange rate) toward construction in progress, but this construction in progress was not completed in 2011, so the amount transferred to plant and equipment was $0. In 2012, this construction in progress was completed and was transferred to fixed assets – plant and equipment (approximately $10.1 million, at 2012’s exchange rate).

Notes to Consolidated Financial Statements, page F-9

Note 3: Basis of Presentation, page F-10 (e) Accounts

United States Securities and Exchange Commission
December 2, 2013

Receivable, page F-13

Comment 14.	Please disclose the typical terms of sales for each of your significant categories of products if different.

Response:

Regarding the terms of sales contracts, there are not material differences among different categories of products.

Our sales contracts generally include the following terms and provisions:

1)	representations that the contract complies with Chinese Contract Law and applicable US rules and regulations;
2)	the specific rights and obligations of each contractual party;
3)	a description of the product model, volume, price and any product specification requirements;
4)	purchase price and payment terms;
5)	delivery requirements;
6)	the manner of shipment and related shipment costs;
7)	the remedies and penalties in the event of a material breach of contract; and
8)	a dispute resolution provision.

(l) Revenue Recognition, page F-15

Comment 15.	Please provide a more robust revenue recognition policy. Your expanded disclosure should address your policy for each of your significant categories of products, to the extent they differ, and should address whether rights of return exist and, if so, how rights of return affect the timing of revenue recognition.

Response:

The Company recognizes its revenue based on revenue recognition principles of GAAP. All of our product categories have the same revenue recognition principles.

Our unified revenue recognition policy is that revenue represents the invoiced value of goods sold.

Revenue is recognized when we deliver the goods to our customers. Revenue is recognized when all of the following criteria are met:

  Persuasive evidence of an arrangement exists;

  Delivery has occurred or services have been rendered;

  The seller’s price to the buyer is fixed or determinable; and

  Collectability is reasonably assured.

There are no rights of return in our sales contracts.

United States Securities and Exchange Commission
December 2, 2013

(r) Segments, page F-17

Comment 16.	Please tell us, and revise to disclose, the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21. As part of your response, please also tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segments. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280- 10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments. Please be detailed in your response.

Response:

We have only one operating segment, the reasons are as below:

The Company’s chief executive officer, who is the chief operating decision maker (the “CODM”) does not make decisions with respect to allocating resources or assessing performance at a product or geographic level; and the Company does not align its management structure or its financial reporting based on different products or areas.

Although the CODM receives information about sales data based on product category or geographic area, that information is limited to sales data, rather than a measure of profit. Therefore, the CODM does not review expense data or profit or loss information, either to assess performance or to make resource allocation decisions. Therefore, none of these meets the definition of an operating segment as defined in ASC 280-10-50-1.

Comment 17.	Please revise to disclose in the notes to your financial statements all of the information required by ASC 280-10-50-40 through 41. Please provide us with a copy of your intended revised disclosure.

Response:

The company does not believe it currently has more than one operating segment, so it intends to continue to follow the criteria provided in ASC Topic 280.

Note 14: Due To/From Related Parties, page F-25

Comment 18.	Please tell us and disclose in your filing the terms of the related party payable to ELIL. In your response, tell us when the payable will be settled.

Response:

This amount payable represents certain costs that were orally agreed to be borne by our former shareholder, ELIL, as a result of the share exchange process. The Company's previous auditor determined that the amount should be represented as a payable, because there was no written documentation underlying the oral agreement. However, consistent with our oral agreement, ELIL has not requested payment. Given the length of time that has passed, since initially recording the payable, combined with the lack of a payment claim by ELIL, we believe that the Company is no longer required to record the amount as a payable, because any potential, future claim would be barred by the applicable statute of limitations. Therefore, we intend to write off this amount to non-operating income at the end of 2013.

United States Securities and Exchange Commission
December 2, 2013

Note 20: Stock Award, page F-39

Comment 19.	Please clarify your disclosure in regards to how you determine the fair value of the stock awards at each six month increment.

Response:

The fair value of stock award is determined based on closing price of the day that the shares are granted every six months. The compensation cost for awards of stock would be recognized over the requisite service period of six months.

The previous disclosure is unclear and will be amended in coming 10-K.

Form 10-Q for Quarterly Period Ended June 30, 2013

Condensed Consolidated Balance Sheets, page 3

Comment 20.	You report an investment in “Joint Venture Company” of $80.8 million at June 30, 2013, up from $0 at December 31, 2012. However, it does not appear you have provided footnote disclosure regarding this transaction. Please tell us the nature and terms of the transaction and your accounting for this investment.

Response:

In March 2013, Zhejiang Kandi Vehicles Co., Ltd entered into the Joint Venture Agreement of Establishment of Zhejiang Kandi Electric Vehicles Co., Ltd. (the “JV Agreement”) with Shanghai Maple Guorun Automobile Co., Ltd., a 99% owned subsidiary of Geely Automobile Holdings Ltd which is listed with Hong Kong Exchanges and Clearing Limited. On April 19, 2013, Zhejiang Kandi Electric Vehicles Co., Ltd(the “JV Company”) was officially approved by the local government agency and established by Kandi Vehicles and Shanghai Maple Guorun Automobile Co., Ltd. Each party has a 50% ownership interest in the JV Company. The business scope of the JV Company is to develop, manufacture and sell EVs and related auto parts.

The Company's accounting for its JV Company investment is generally described in Footnote 1 of our Form 10-Q for fiscal quarter ended June 30, 2013, and described in further detail in Footnote 4: "Pursuant to the JV Agreement (see note 1) and according to US GAAP, the Company will not consolidate the financial statements of the JV Company into the Company’s financial statements, but will include the operating results of the JV Company and the Company’s 50% ownership interest in the JV Company by reflecting the Company’s 50% share in the JV Company’s net operating income in the Company’s equity account for this investment."

United States Securities and Exchange Commission
December 2, 2013

In addition, this transaction was disclosed in a report on Form 8-K, dated March 25, 2013 and as a “recent development” in our report on Form 10-Q for the fiscal quarter ended March 31, 2013. Further, another footnote disclosure was added to our recently filed Form 10-Q for the fiscal quarter ended September 30, 2013. Our investment in the JV Company was recorded as “investment in Joint Venture Company” on our Balance Sheet.

Condensed Consolidated Statements of Cash Flows, page 6

Comment 21.	Please reconcile the amounts reported here for investment in the joint venture company, deposit for disposal of subsidiary, and deposit for acquisition to the related balance sheet accounts for the respective accounts. Please also describe for us the nature and terms of these transactions and your accounting for them.

Response:

The account“ Investment in Joint Venture Company” in our cash flow sheet reflects the RMB500 million (approximately $83.33 million) investment in the Joint Venture Company. The related account in our Balance Sheet is the “investment in Joint Venture Company” line item in our "Long-Term Asset" section. The reasons for the slight difference between the above two amounts are: (i) differences in exchange rates: the average rate from January to June was used in our cash flow sheet; whereas the ending rate as of June 30 was used in our Balance Sheet; and (ii) the Joint Venture Company had accrued a small amount of losses as of June 30, 2013, since it had been established - in our Balance Sheet, this loss was reflected in the “investment in Joint Venture Company,” section; whereas in our Cash Flow statement, these losses were reflected in “Loss in investment in JV and associated company” under Cash Flow Used In/Provided By Operating Activities.

The account “Deposit for acquisition” in the Cash Flow statement relates to “Deposit for acquisition” in the Current Assets section of the Balance Sheet. The reason that caused a big difference between these two accounts is that the Company paid RMB154,100,000 at the end of 2012 and paid RMB88,650,000 more in 2013, which totaled RMB242,750,000 at the end of June 2013. The amount reflected in the Cash Flow statement is the 2013 payment of RMB88,650,000, while the amount reflected in the Balance Sheet is the total amount of RMB242,750,000. This transaction is for acquiring EV assets form Zhejiang New Energy Vehicle System Co., Ltd.(disclosed in 8-K dated September 23, 2013).

The account “Deposit for disposal of subsidiary” in the Cash Flow statement relates to the account “Deposit for disposal of subsidiary” in the short term liabilities section of the Balance Sheet. The reason for slight differences between these two accounts is the differences in exchange rate: the average rate from January to June was used in the Cash Flow statement, while the ending rate as of June 30 was used in the Balance Sheet. This amount was the deposit paid by the JV Company for the acquisition of Kandi Changxing; the transaction of transferring Kandi Changxing to the Joint Venture Company has now been completed.

Acknowledgement

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
December 2, 2013

If you have any question, please do not hesitate to contact me at hxm@kandigroup.com or our CFO Emily Zhu at emily@kandigroup.com.

Very truly yours,

/s/ Xiaoming Hu
Xiaoming Hu, Chairman and CEO
Kandi Technologies Group, Inc.

cc:	Emily Zhu, CFO, Kandi Technologies Group, Inc. Thomas Wardell, Esq Jeffrey Li, Esq. Jay V. Shah, Esq.